Exhibit 99.1

August 16, 2016

Catalyst Paper Corporation's Principal Securityholders and KGI Amend Support Agreement for a Potential Acquisition of Catalyst Paper; KGI Begins Due Diligence Process

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") today announced that its four largest shareholders holding or controlling approximately 79% of its outstanding common shares, including accounts or funds managed by Mudrick Capital Management, L.P., Cyrus Capital Partners, LP, Oaktree Capital Management, L.P. and Stonehill Capital Management LLC (collectively, the "Principal Securityholders"), have amended the previously announced support agreement with Kejriwal Group International ("KGI") and accordingly filed amended Schedule 13Ds with the United States Securities and Exchange Commission.

Catalyst is not a party to the amended support agreement but has entered into a confidentiality and non-disclosure agreement with KGI, which allows KGI to initiate its due diligence process in connection with the proposed transaction.

The amended support agreement provides in particular for the extension of the deadline to sign a definitive agreement (now October 25, 2016) but maintains December 15, 2016 as the deadline to complete a transaction, and for KGI to provide regular and satisfactory updates to the Principal Securityholders confirming the status and progress of the transaction.

The Board of Directors will continue to review and evaluate the proposed transaction and the process contemplated by the support agreement with the assistance of legal and financial advisors. Neither the support agreement, nor the confidentiality and non-disclosure agreement preclude discussions among the Principal Securityholders, the Company or the Board of Directors or management of the Company regarding modifications, amendments, extensions, replacements, refinancings, or any similar actions with respect to any securities of the Company held by the Principal Securityholders.

There can be no assurance that any definitive agreement to implement the proposed transaction with KGI will be entered into, and on what terms, that any of the material conditions to the proposed transaction will be satisfied, or that this or any other proposed transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to this or any other transaction or the process relating thereto, except as required under applicable law. Interested stakeholders may access the Principal Stakeholders' filings, including the amended support agreement, from time to time with the U.S. Securities and Exchange Commission by visiting EDGAR on the SEC website at www.sec.gov/edgar.shtml.

About Catalyst Paper
Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated one side (C1S), coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements
Certain statements in this news release, including, without limitation, the statements describing a proposed transaction involving the securities of Catalyst and the timeline for the transaction are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction set out in the support agreement are subject to the execution of definitive agreements among KGI and Catalyst, the completion of due diligence by KGI satisfactory to it, completion of funding by KGI, the agreements and consents of third party lenders and other stakeholders, regulatory approvals and other material conditions, (ii) the results of negotiations, including among KGI and Catalyst, relating to a potential transaction and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any regulatory requirement, closing condition or consent that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information contact:

Frank De Costanzo
Senior Vice President & Chief Financial Officer
 (604) 247-4014

Eduarda Hodgins
Director, OD & Communications
(604) 247-4369